NEWS RELEASE
TSX: ELD NYSE: EGO	March 27, 2017

Q1 2017 Financial and Operational Results Release Date and Conference Call

Vancouver, BC – Eldorado Gold Corporation will release its Q1 2017 Financial and Operational Results after the market closes on Thursday April 27, 2017 and will host a conference call on Friday April 28, 2017 at 8:30 am PT (11:30 AM ET). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com

Conference Call Details		Replay (available until May 12, 2017)

Date:	Friday April 28, 2017	Toronto:	416 849 0833
Time:	8:30 am PT (11:30 am ET)	Toll Free:	1 855 859 2056
Dial in:	647 427 7450	Pass code:	92644727
Toll free:	1 888 231 8191

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, China, Greece, Romania, Serbia and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Krista Muhr, Vice President Investor Relations & Corporate Communications

Eldorado Gold Corporation

604 687 4018 or 1 888 353 8166

kristam@eldoradogold.com

www.eldoradogold.com